Exhibit 99.1

iKang Announces Unaudited Financial Results for Fiscal Third Quarter Ended December 31, 2015

BEIJING, March 14, 2016 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market with a market share of 13.6% in terms of revenue in calendar year 2014, today announced its unaudited financial results for the fiscal third quarter ended December 31, 2015.

Fiscal Third Quarter ended December 31, 2015 Financial Highlights

•                  Net revenues were US$133.0 million, an increase of 22.5% year-over-year (an increase of 27.4% on RMB basis) (1)

•                  Gross profit was US$67.6 million, an increase of 18.8% year-over-year (an increase of 23.5% on RMB basis) (1)

•                  Net income attributable to the Company was US$20.3 million, an increase of 13.4% year-over-year (an increase of 17.9% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$20.7 million, an increase of 11.9%  year-over-year (an increase of 16.3% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.29 and US$0.29, respectively, as compared to US$0.26 and US$0.25, respectively, in the fiscal third quarter of 2014

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.30 and US$0.30, respectively, as compared to US$0.27 and US$0.26, respectively, in the fiscal third quarter of 2014

Fiscal Nine Months ended December 31, 2015 Financial Highlights

•                  Net revenues were US$318.0 million, an increase of 28.0% year-over-year (an increase of 30.9% on RMB basis) (1)

•                  Gross profit was US$155.3 million, an increase of 21.4% year-over-year (an increase of 24.2% on RMB basis) (1)

•                  Net income attributable to the Company was US$42.5 million, an increase of 20.5% year-over-year (an increase of 23.7% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$44.0 million, an increase of 0.9% year-over-year (an increase of 3.4% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.62 and US$0.61, respectively, as compared to US$0.54 and US$0.52, respectively, in the fiscal nine months of 2014

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.64 and US$0.63, respectively, as compared to US$0.66 and US$0.64, respectively, in the fiscal nine months of 2014

(1) RMB basis refers to the year on year comparison made on local currency — Chinese Renminbi basis;

(2) Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release

(3) Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by the weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results. “I am pleased with our solid performance, sustaining growth momentum across our core and new services. We continued to execute on our strategic imperatives over the quarter and further enhanced our market leadership position as the prime mover in China’s fast moving private preventive healthcare services market.

“In this quarter, iKang has entered Xi’an with three newly added medical centers through our acquisition of Shaanxi INLUNG Health Management. This is a key strategic move designed to expand our network in Northwest China. Xi’an, the capital city of Shaanxi Province with a population of more than 86.2 million, is an economic, cultural and transportation backbone for the northwestern region. We have achieved our network expansion plan of 20-25 new medical centers ahead of schedule with a total of 86 as of March 14, 2016.  In addition to expanding our own network, we have announced an equity investment in New China Life Health, which has invested in and operates a total of 16 medical centers across 16 cities that provide medical examination services to corporate and individual customers.”

Mr. Zhang concluded, “We remain fully committed to continuing to execute our dual expansion strategy  that aligns acquisitions and investments with a self-built model to expedite network expansion. Together with our transformation strategy that positions us in the mobile healthcare space, these initiatives are critical building blocks that combine to achieve a profitable and sustainable business growth over the long term.”

FISCAL THIRD QUARTER ENDED December 31, 2015 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal third quarter were US$133.0 million, representing a 22.5% increase from US$108.6 million in the same period of the last fiscal year. As of December 31, 2015, the number of self-owned medical centers totaled 84 compared to 53 as of December 31, 2014. In the quarter, the Company served approximately a total of 1,639,000 customer visits under both corporate and individual programs, representing an increase of 26.3% over the fiscal third quarter of 2014.

The table below sets forth a breakdown of net revenues:

(US$ million)	3rd Fiscal Quarter Ended December 31, 2015	3rd Fiscal Quarter Ended December 31, 2014	YoY % Change
Medical Examinations	113.3	92.5	22.5%
Disease Screening	9.9	7.0	41.3%
Dental Services	2.0	2.5	-20.7%
Other Services	7.8	6.6	18.9%
Total	133.0	108.6	22.5%

Medical Examinations: Net revenues for the quarter were US$113.3 million, representing a 22.5% increase from US$92.5 million in the same period of the last fiscal year, which was in line with the increase in the number of visits.

Disease Screening: Net revenues for the quarter were US$9.9 million, representing a 41.3% increase from US$7.0 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$2.0 million, representing a 20.7% decrease from US$2.5 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$7.8 million, representing an 18.9% increase from US$6.6 million in the same period of the last fiscal year, which was mainly due to the incremental revenue contribution from outpatient services, medical consultancy services and packaged medical services.

Cost of Revenues

Cost of revenues for the quarter was US$65.4 million, representing a 26.6% increase from US$51.7 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$67.6 million, representing an 18.8% increase from US$56.9 million in the same period of the last fiscal year. Gross margin for the quarter was 50.8%, as compared to 52.4% in the third quarter of fiscal 2014. Gross margin was diluted mainly due to the addition of newly acquired medical centers which have lower gross margins, as they were still in their ramping up period.

Operating Expenses

Total operating expenses for the quarter were US$43.2 million, representing a 46.1% increase from US$29.6 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$20.2 million, accounting for 15.2% of total net revenues as compared to 13.0% in the same period of the last fiscal year. The increase in the selling and marketing expenses was in line with our sales and market team expansion in both existing and new geographic areas, as well as the increasing investment in the marketing program to enhance customer awareness and experience of our high quality service.

General and administrative expenses

General and administrative expenses for the quarter were US$21.9 million, accounting for 16.5% of total net revenues as compared to 13.9% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$1.1 million, accounting for 0.8% of total net revenues as compared to 0.3% in the same period of the last fiscal year, which reflected our increasing investment in information technology infrastructure and mobile health app.

Income from Operations

Income from operations for the quarter was US$24.4 million, representing a 10.7% decrease from US$27.3 million in the same period of the last fiscal year. Excluding share-based compensation of US$489,000 for this quarter and US$683,000 for the same quarter last year, non-GAAP income from operations for the quarter was US$24.9 million as compared to US$28.0 million, which reflected a decline of 11.1% as a result of diluted gross margin and an increase in operating expenses.

Net Income

Net income attributable to the Company for the quarter was US$20.3 million, representing an increase of 13.4% from US$17.9 million for the same period in the last fiscal year.

Non-GAAP net income for the quarter was US$20.7 million, representing an increase of 11.9% from US$18.5 million for the same period in fiscal 2014.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.29 and US$0.29, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.26 and US$0.25, respectively, in the same quarter of fiscal 2014.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.30 and US$0.30, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.27 and US$0.26, respectively, in the same quarter of fiscal 2014.

FISCAL NINE MONTHS ENDED DECEMBER 31, 2015 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal nine months were US$318.0 million, representing a 28.0% increase from US$248.4 million in the same period of the last fiscal year. From the beginning of the year, we have added a total of 26 new medical centers, of which 21 were acquired. During this period, the Company served a total of approximately 3,921,000 customer visits under both corporate and individual programs, representing an increase of 27.9% over the fiscal nine months of 2014.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Nine Months Ended December 31, 2015	Fiscal Nine Months Ended December 31, 2014	YoY % Change
Medical Examinations	268.9	212.3	26.7%
Disease Screening	22.5	16.5	36.3%
Dental Services	5.1	3.9	32.5%
Other Services	21.5	15.7	36.4%
Total	318.0	248.4	28.0%

Medical Examinations: Net revenues for the period were US$268.9 million, representing a 26.7% increase from US$212.3 million in the same period of the last fiscal year, which was in line with the increase in the number of visits.

Disease Screening: Net revenues for the period were US$22.5 million, representing a 36.3% increase from US$16.5 million in the same period of the last fiscal year.

Dental Services: Net revenues for the period were US$5.1 million, representing a 32.5% increase from US$3.9 million in the same period of the last fiscal year.

Other Services: Net revenues for the period were US$21.5 million, representing a 36.4% increase from US$15.7 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the period was US$162.7 million, representing a 35.1% increase from US$120.5 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the period was US$155.3 million, representing a 21.4% increase from US$127.9 million in the same period of the last fiscal year. Gross margin for the quarter was 48.8%, as compared to 51.5% in the same period of fiscal 2014. Gross margin was diluted mainly due to the additions of newly acquired medical centers which have lower gross margins, as they were still in their ramping up period.

Operating Expenses

Total operating expenses for the period were US$100.4 million, representing a 36.0% increase from US$73.8 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the period were US$48.7 million, accounting for 15.3% of total net revenues as compared to 12.3% in the same period of the last fiscal year. The increase in the selling and marketing expenses was in line with our sales and market team expansion in both existing and new geographic areas, as well as the increasing investment in the marketing program to enhance customer awareness and experience of our high quality service.

General and administrative expenses

General and administrative expenses for the period were US$49.0 million, accounting for 15.4% of total net revenues as compared to 17.0% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the period were US$2.8 million, accounting for 0.9% of total net revenues as compared to 0.4% in the same period of the last fiscal year, which reflected our increasing investment in information technology infrastructure and mobile health app.

Income from Operations

Income from operations for the period was US$54.8 million, representing a 1.4% increase from US$54.1 million in the same period of the last fiscal year. Excluding share-based compensation of US$1.5 million for this period and US$8.3 million for the same period last year, non-GAAP income from operations for the period was US56.3 million as compared to US$62.4 million, which reflected a decrease of 9.7% as a result of diluted gross margin and an increase in operating expenses.

Net Income

Net income attributable to the Company for the period was US$42.5 million, representing an increase of 20.5% from US$35.3 million for the same period of the last fiscal year.

Non-GAAP net income for the period was US$44.0 million, representing an increase of 0.9% from US$43.6 million for the same period in fiscal 2014.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.62 and US$0.61, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.54 and US$0.52, respectively, in the same period of fiscal 2014.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.64 and US$0.63, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.66 and US$0.64, respectively, in the same period of fiscal 2014.

Cash and Bank Balances

As of December 31, 2015, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$162.1 million, as compared to US$98.4 million as of September 30, 2015.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on March 15, 2016, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-200-539
Hong Kong:	800-905-927
United States:	1855-298-3404
International:	+65-6823-2299
Passcode:	5015667

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	4001-842-240
Hong Kong:	800-966-697
United States:	1866-846-0868
International:	+61-2-9641-7900
Replay Passcode:	5015667
Replay End Date:	March 29, 2016

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of March 14, 2016, iKang’s nationwide network consisted of 86(1) self-owned medical centers covering 26 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang and Foshan as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 86 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	December 31,
	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	$97,336	$129,437
Restricted cash	54,417	31,690
Term deposit	14,621	1,000
Accounts receivable, net of allowance for doubtful accounts of $8,055 and $13,545 as of March 31, 2015 and December 31, 2015, respectively	59,650	94,723
Inventories	2,661	3,939
Deferred tax assets-current	5,949	7,832
Prepaid expenses and other current assets	44,031	182,006
Total current assets	$278,665	$450,627
Property and equipment, net	$105,022	$123,046
Acquired intangible assets, net	30,634	38,476
Goodwill	72,101	108,263
Long-term investments	129	64,492
Deferred tax assets-non-current	2,212	2,959
Rental deposit and other non-current assets	10,238	13,414
TOTAL ASSETS	$499,001	$801,277
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $19,530 and $27,421 of March 31, 2015 and December 31, 2015, respectively)	$23,526	$35,149
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $30,631 and $40,499 of March 31, 2015 and December 31, 2015, respectively)	36,790	48,717
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $6,254 and $9,529 of March 31, 2015 and December 31, 2015, respectively)	7,539	14,807
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $31,786 and $55,674 of March 31, 2015 and December 31, 2015, respectively)	38,457	66,264
Deferred government subsidy-current (including deferred government subsidy-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $63 and nil of March 31, 2015 and December 31, 2015, respectively)	63	—
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $56,772 and $56,205 of March 31, 2015 and December 31, 2015, respectively)	56,772	56,205
Total current liabilities	$163,147	$221,142

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	December 31,
	2015	2015
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $6,670 and $9,818 of March 31, 2015 and December 31, 2015, respectively)	$7,506	$10,153
Long term borrowings (including long term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of nil and $186,653 of March 31, 2015 and December 31, 2015, respectively)	—	186,653

TOTAL LIABILITIES	$170,653	$417,948

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	$319,130	$364,341
Non-controlling interests	$9,218	$18,988

TOTAL EQUITY	$328,348	$383,329

TOTAL LIABILITIES AND EQUITY	$499,001	$801,277

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three-month periods		Nine-month periods
	ended December 31		ended December 31
	2014	2015	2014	2015

Net revenues	$108,584	$133,037	$248,375	$317,976
Cost of revenues	51,672	65,422	120,489	162,726

Gross profit	$56,912	$67,615	$127,886	$155,250

Operating expenses:
Selling and marketing expenses	$14,116	$20,213	$30,606	$48,697
General and administrative expenses	15,078	21,887	42,332	48,955
Research and development expenses	370	1,093	891	2,771

Total expenses	$29,564	$43,193	$73,829	$100,423

Income from operations	$27,348	$24,422	$54,057	$54,827
Loss from forward contracts	—	—	(8)	—
Interest expense	591	768	1,904	1,557
Interest income	188	212	536	506
Other income	—	1,874	883	1,874

Income before income tax expenses and gain/(loss) from equity method investment	$26,945	$25,740	$53,564	$55,650
Income tax expenses	8,812	5,487	18,140	13,444
Gain/(loss) from equity method investment	—	(132)	521	(132)

Net income	$18,133	$20,121	$35,945	$42,074
Less: Net income/(loss) attributable to non-controlling interest	275	(129)	653	(461)

Net income attributable to iKang Healthcare Group, Inc.	$17,858	$20,250	$35,292	$42,535
Deemed dividend to preferred shareholders	—	—	100	—
Undistributed earnings allocated to preferred shareholders	—	—	201	—

Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$17,858	$20,250	$34,991	$42,535

Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.52	$0.59	$1.08	$1.24
Diluted	$0.50	$0.58	$1.04	$1.21

Net income per ADS (one common share equals to two ADSs)
Basic	$0.26	$0.29	$0.54	$0.62
Diluted	$0.25	$0.29	$0.52	$0.61

Weighted average shares used in calculating net income per common share
Basic	34,205,018	34,361,539	32,400,915	34,361,539
Diluted	35,708,100	35,122,485	33,697,544	35,109,039

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three-month periods		Nine-month periods
	ended December 31		ended December 31
	2014	2015	2014	2015
Income from operations	$27,348	$24,422	$54,057	$54,827
Add:
Share-based compensation expenses	683	489	8,308	1,470

Non-GAAP operating income(1)	$28,031	$24,911	$62,365	$56,297

Net income attributable to iKang Healthcare Group, Inc.	$17,858	$20,250	$35,292	$42,535
Add:
Share-based compensation expenses	683	489	8,308	1,470

Non-GAAP net income	$18,541	$20,739	$43,600	$44,005

Income from operations	$27,348	$24,422	$54,057	$54,827
Add:
Depreciation and amortization	5,479	7,828	14,133	22,222
Share-based compensation expenses	683	489	8,308	1,470

Non-GAAP EBITDA(2)	$33,510	$32,739	$76,498	$78,519

Non-GAAP net income attributable to preferred shareholders of iKang Healthcare Group, Inc.	$—	$—	$698	$—

Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$18,541	$20,739	$42,902	$44,005

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.54	$0.60	$1.32	$1.28
Diluted	$0.52	$0.59	$1.27	$1.25

Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.27	$0.30	$0.66	$0.64
Diluted	$0.26	$0.30	$0.64	$0.63

(1)         Non-GAAP operating income is defined as income from operations excluding share-based compensation expenses.

(2)         Non-GAAP EBITDA is defined as income from operations adjusted for depreciation and amortization and share-based compensation expense.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com